FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 04 August 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Publication of Base Prospectus

The following base prospectus dated 3 August 2017 has been approved by the UK Listing Authority and is available for viewing:

GlaxoSmithKline plc, GlaxoSmithKline Capital plc and GSK Capital K.K. £15,000,000,000 Euro Medium Term Note Programme

Copies of the base prospectus and the documents incorporated by reference within it have been submitted to the National Storage Mechanism and will shortly be available for inspection at and can be downloaded from:

www.morningstar.co.uk/uk/NSM

For further information, please contact:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
United Kingdom

Enquiries:

UK Media enquiries:	David Mawdsley Simon Steel	(020) 8047 5564 (020) 8047 3763
European Analyst/Investor enquiries:	James Dodwell Craig Haffey	(020) 8047 2406 (020) 8047 6313
BASIS ON WHICH YOU MAY ACCESS THE BASE PROSPECTUS

Please note that the information contained in the base prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the base prospectus is not addressed. Prior to relying on the information contained in the base prospectus you must ascertain from the base prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 04, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc